UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

13 June, 2013

Commission File Number: 000-54641
____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

Index

Item
1.	Press Release “MTG acquires leading content production and distribution companies” dated June 13, 2013
2.	Press Release “MTG launches Group-wide initiative to accelerate digital growth and innovation” dated June13, 2013
3.	Press Release “MTG to launch the Group´s first free-TV channel in Tanzania” dated June 13, 2013

Item 1

13 June 2013

MTG acquires leading content production and distribution companies

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has completed the acquisition of 92.4% of Digital Rights Group Ltd (‘DRG’), which is the leading UK-based content distribution company, for an enterprise value of GBP 15 million, and completed the acquisition of 51% of Novemberfilm A/S (‘Novemberfilm’), which is a Norwegian production company, for an undisclosed cash consideration. The shares in DRG have been acquired from majority shareholder Ingenious Media Active Capital Ltd, as well as a number of private shareholders, with the remaining 7.6% of the shares to be held by the DRG CEO and management team. The shares in Novemberfilm have been acquired from the company’s current management, with the remaining 49% of the company continuing to be owned by members of the management team.

DRG is the UK’s leading independent TV rights distribution group, and provides TV producers and broadcasters with international distribution for their rights and programmes. DRG acquires rights to finished programmes and formats and sells these to international broadcasters. DRG operates across multi-genres with a focus on high-quality programming, with titles including Doc Martin, The Inbetweeners, Singing Bee, Kingdom, Sea Patrol and Criminal Justice. DRG is based in London, was founded in 2006, and has 32 employees. DRG provides MTG Studios with access to a network of international production companies and creative talent. The company generated preliminary and unaudited revenues of GBP 23.4 million and EBITDA of GBP 1.6 million in the twelve months to 31 March 2013. MTG expects the company to generate increased revenues and profits in the coming years and to realise synergies from the combination of the business with MTG Studios. Founder and former DRG CEO Jeremy Fox will rejoin the company as CEO and replace Jonathan Jackson, current Managing Director of DRG, who has decided to leave the company.

Novemberfilm is a Norwegian production company with offices in Oslo and Arendal, was established in 2004 and has 12 employees. The company is focused on the production of TV series and advertising commercials for both the Norwegian and international markets. Key formats include The Zookeepers, Insider and Missing. The company’s current management, who are selling the shares, will remain with the Group after the integration of Novemberfilm within MTG Studios. Strix Norway and Novemberfilm already have a successful track record of working together on productions such as Insider. Novemberfilm generated revenues of SEK 17 million in the twelve months to 31 December 2012 and an operating profit of SEK 5 million.

MTG Studios has now assumed operational control over the businesses and will consolidate DRG and Novemberfilm’s financial results in its accounts. The companies’ results will be reported within MTG Studios and be included in the “Other Businesses” section of MTG’s segmental financial reporting matrix.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “These acquisitions reflect our strategy of increasing our international content rights portfolio, and broadening our international customer base. I look forward to welcoming these talented teams into MTG.”

“We are very happy to welcome Jeremy Fox back as CEO for DRG. He and the rest of the team will be a valuable addition to the MTG Studios team. That also goes for Novemberfilm, which provides us with a strong and exciting addition to MTG Studio’s current content portfolio in Norway.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                 +46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                 +44 (0) 7768 440 414
Email:             investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 13 June 2013.

Item 2

13 June 2013

MTG launches Group-wide initiative to accelerate digital growth and innovation

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced the launch of a new Group-wide initiative to accelerate the pace of its digital innovation and expansion. MTGx is now the enabling hub for the Group’s digital planning and execution, and will be focused on increasing the speed of development of the Group’s existing and future digital entertainment products and services. MTGx is headed up by MTG Executive Vice President and Chief Digital Officer Rikard Steiber.

MTGx will be the “x-factor” accelerating the Group´s innovation and success in digital entertainment by providing world class video on demand experiences, building a portfolio of new entertainment services and providing centralized digital skills and platforms for the Group across all markets and companies. MTGx will be organized along a four pillar structure:

‘xPlay’ is focused on the Group´s advertising funded online catch-up services for its TV channels and vertical offering like sports and music content as well as the online pay-TV service Viaplay, with a focus on making the best content available for viewers, regardless of platform.

‘xVentures’ will be responsible for building, partnering and investing in a portfolio of new entertainment services like the second screen service Like.tv and the online gaming portal Viagame. As part of this effort xVentures will establish presences in start-up communities in several countries, with an initial focus on Sweden, the UK, and the US, to find partnership and investment opportunities.

‘xCreations’ will be a digital production hub for the creation of “digital first” content for web and mobile platforms as well as extending the life cycle of traditional linear TV content by utilizing the opportunities presented by the digital environment and social media.

‘xLabs’ will be the R&D focus area of MTGx.

MTG is constantly expanding the Group´s digital service offering, and both the free-TV AVOD services and the online pay-TV service Viaplay has shown significant growth, with increased availability and content. In addition, the second screen service Like.tv was launched in Sweden in 2012, and was expanded to Norway and Demark in 2013. The online gaming portal Viagame was launched in 2012 on a pan-Nordic basis. The Viasat sports online clip web site, and the Klipster coupon application were launched in the first quarter of 2013 in Sweden.

MTGx is also in the process of recruiting top talent, and has made several key hires in recent months from, among others, Google, Spotify and Universal Music, adding to MTGx´s existing pool of top talent.

Rikard Steiber, MTG Executive Vice President and Chief Digital Officer, commented “We want to create personal and social user experiences that connect people to the entertainment they love the most from their favourite movies, sports, series, music, and games, and I look forward to building MTGx as an integrated part of MTG’s digital activities going forward.”

Jørgen Madsen Lindemann, President & CEO of MTG, commented: “MTGx is about accelerating our own pace of development, to ensure that we continue to build our momentum in this key area, and to bring people closer to the things they love through digital. We have an established and powerful online presence for our channels in a large number of markets and have successfully extended a number of our linear programming formats into the digital environment. We were also the first to launch a fully-fledged online SVOD service in Scandinavia, and have added a wide variety of digital products and services. In order to succeed, we have to maintain our customer focus with relevant digital products, both through the production, delivery and monetization of content, and expansion into new exciting fields within the entertainment industry. Our goal for the Group is, and has always been, to be a growth company, and we will continue to innovate not only our service offering, but every aspect of our own business in order to offer our customers the entertainment they want in the way they want it.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                  +46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                  +44 (0) 7768 440 414
Email:              investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 13 June 2013.

Item 3

13 June 2013

MTG to launch the Group´s first free-TV channel in Tanzania

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it will launch its first national terrestrial free-TV channel in Tanzania in the second half of 2013 or early 2014. The channel will be called Viasat1 and feature a broad range of entertainment for the whole family.

Viasat1 will broadcast a combination of locally produced and international formats including national news, talk and music shows; African movies and drama series; as well as Hollywood sitcoms and movies.

Viasat1 has been awarded a digital terrestrial (DTT) licence by the Tanzania Communications Regulatory Authority, and the Group is now building new offices, as well as play-out and studio facilities, in Tanzania´s largest city - Dar-es-Salam. The four largest free-to-air channels in Tanzania are ITV, Star TV, EATV, and public broadcaster TBC1.

Tanzania is situated in East Africa and has a population of 48 million people. The country’s Gross Domestic Product (GDP) is estimated to have grown by 6.5% in 2012 to 27,9 billion USD, and is predicted to be one of the fastest growing economies in the world over the next two years, according to the International Monetary Fund (IMF).

MTG already operates the Viasat1 free-TV channel in Ghana, which was established in 2008 and which is now the second largest commercial TV-channel in the country. Viasat1 in Ghana features locally produced hit shows such as The One Show, Born Starz and Boys Boys. Ghana is also the base for the production company Modern Africa Productions, which was established in 2010 and which serves sub-Saharan Africa with locally produced content. In addition, MTG broadcasts pay-TV-channels in five countries in Africa. Viasat History, Viasat Nature, Viasat Explorer, and Viasat Crime were launched on third party cable and satellite pay-TV networks in Tanzania, Kenya, Uganda and Nigeria in 2011, and in Mozambique in 2012.

Jørgen Madsen Lindemann, President & CEO of MTG, commented: “We are delighted to launch our second free-TV channel in Africa under the Viasat1 brand. The region is growing rapidly, and we are excited about participating in, and contributing to, the rapid development of a high growth market. Our goal is to build fast growing, profitable and long term sustainable businesses, by offering African viewers strong brands and a wide range of high quality local and international entertainment programmes and formats.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                  +46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                    +44 (0) 7768 440 414
Email:                investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 13 June 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

By:	/s/ Matthew Hooper
Name:	Matthew Hooper
Title:	Executive Vice President of Corporate Communications